9811 Katy Freeway, Suite 700

Houston, Texas 77024

(281) 501-3070

October 20, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-260289) of Solaris Oilfield Infrastructure, Inc.

Ladies and Gentlemen,

On behalf of Solaris Oilfield Infrastructure, Inc. and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on Friday, October 22, 2021, or as soon thereafter as practicable.

Thank you for your assistance with this matter. If you need any additional information, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

SOLARIS OILFIELD INFRASTRUCTURE, INC.

By:	/s/ Kyle S. Ramachandran
Name:	Kyle S. Ramachandran
Title:	President and Chief Financial Officer